Exhibit 99.13

TotalEnergies SE: Change of names
and ticker symbols on market places

Paris, June 1st, 2021 - The Company’s Ordinary and Extraordinary Meeting of Shareholders decided on May 28, 2021 to change the company’s name to TotalEnergies SE.

The name and ticker symbol of TotalEnergies shares and American depositary receipts (ADR) will be adjusted as follows:

Markets	New name	New Ticker	Indicative effective date
Euronext (Paris, Brussels)	TotalEnergies	TTE	June 3, 2021
London Stock Exchange			June 2, 2021
New York Stock Exchange (ADR)			June 11, 2021

Moreover, each market will release a notice specifying the names and ticker symbols of the securities of TotalEnergies SE.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com - presse@total.com l @TotalPress @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com - ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.